Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	Jurisdiction of Organization

Subsidiaries of Republic First Bancorp, Inc.

Republic First Bank (dba Republic Bank)	Pennsylvania
Republic Capital Trust II	Delaware
Republic Capital Trust III	Delaware
Republic First Bancorp Capital Trust IV	Delaware